UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange of 1934

(Amendment No. 5)

Afya Limited
(Name of Issuer)

Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)

G01125106
(CUSIP Number)

Denise Abel Bertelsmann SE & Co. KGaA Carl-Bertelsmann-Strasse 270 33311 Gütersloh, Germany with copies to: Michael Davis, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2022 (May 19, 2022)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01125106

1	NAME OF REPORTING PERSON Bertelsmann SE & Co. KGaA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 29,424,323
	9	SOLE DISPOSITIVE POWER 29,424,323
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,424,323 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSON Erste WV Gütersloh GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 29,424,323
	9	SOLE DISPOSITIVE POWER 29,424,323
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,424,323 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (“Bertelsmann”) and Erste WV Gütersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann

(collectively, the “Reporting Person”) consists of 29,074,134 Class B common shares and 350,189 Class A common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time.

(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares and Class A common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 44,133,783 Class A common shares outstanding as of December 31, 2021 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2022 (as reduced by the number of treasury shares as reported to the Reporting Person by the Issuer on May 12, 2022), and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of December 31, 2021, the number of Class A common shares outstanding was 44,133,783 and the percentage beneficially owned was 34.3%.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

Explanatory Note

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on August 10, 2021 (the “Original Schedule 13D”, as further amended on March 4, 2022, “Amendment No. 1”, as further amended on April 18, 2022, “Amendment No. 2”, as further amended on April 25, 2022, “Amendment No. 3,” as further amended on May 4, 2022, “Amendment No. 4,” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A common shares, par value $0.00005, of Afya Limited, an exempted liability company incorporated under the laws of the Cayman Islands (the “Issuer”), having its registered offices at Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais Brazil.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 5 amends and supplements Item 3 of the Original Schedule 13D (as amended by Amendment No. 3) by adding the following:

Pursuant to the terms of a Share Purchase Agreement, dated May 19, 2022, by and among NRE Capital Ventures Ltd (“Esteves”), Erste WV Gütersloh GmbH (“Erste”), and certain management members of the Company set forth therein (the “Management Shareholders”) and a substantially similar Share Purchase Agreement, dated May 19, 2022, by and among Erste and certain management members of the Company set forth therein (collectively, the “SPAs”), the Management Shareholders agreed to sell and

Erste and Esteves, collectively, agreed to purchase an aggregate amount of 464,000 Class A common shares of which 350,189 Class A common shares are being acquired by Erste (the “Transaction”).

The foregoing descriptions of the SPAs do not purport to be complete and are qualified in their entirety by reference to the copy substantially in the form included as Exhibit 99.1 to this Schedule 13D.

Item 4.	Purpose of Transaction.

This Amendment No. 5 amends and supplements Item 4 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4) as follows:

The information set forth in Item 3 of this Amendment No. 3 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 5 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4) as follows:

The information set forth in Item 3 of this Amendment No. 5 is incorporated herein by reference.

(a)-(b)

See items 7 to 11 and 13 for each of Bertelsmann and Erste on pages 2 and 3 of this Schedule 13D, which information is incorporated by reference herein.

As a result of the Transaction, the Reporting Person acquired beneficial ownership of 350,189 Class A common shares, representing approximately 0.79% of the outstanding Class A common shares as of December 31, 2021, as reported on the Current Report on Form 6-K filed by the Issuer with the Commission on March 31, 2022.

(c)

Other than as described in Item 3 above, neither Bertelsmann, nor, to its knowledge, any of the persons set forth on Schedule A, has effected any transaction in Class A common shares during the past sixty (60) days.

Other than as described in Item 3 above, neither Erste, nor, to its knowledge, any of the persons set forth on Schedule B, has effected any transaction in Class A common shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Amendment No. 5 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Form of Share Purchase Agreement, dated May 19, 2022, by and between Erste, Esteves, and the Management Shareholders.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2022

BERTELSMANN SE & CO. KGAA

By:	/s/ Michael Kronenburg
Name: Michael Kronenburg
Title: SVP Corporate Legal

By:	/s/ Denise Abel
Name: Denise Abel
Title: SVP Corporate Legal

ERSTE WV GÜTERSLOH GMBH

By:	/s/ Michael Kronenburg
Name: Michael Kronenburg
Title: Director

By:	/s/ Denise Abel
Name: Denise Abel
Title: Director

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